Exhibit 99.1

JinkoSolar’s Subsidiary Jinko Solar Co., Ltd. Announces Estimates of Certain Preliminary Unaudited Financial Results for First Half 2023

SHANGRAO, China, July 14, 2023 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that its majority-owned principal operating subsidiary Jinko Solar Co., Ltd. (“Jiangxi Jinko”) published estimates of certain preliminary unaudited financial results for the six months ended June 30, 2023.

For the six months ended June 30, 2023, (i) the preliminary unaudited net income attributable to the shareholders of Jiangxi Jinko is estimated to be in the range from RMB3.66 billion to RMB4.06 billion, increasing by from RMB2.75 billion to RMB3.15 billion and by from 304.38% to 348.58% year over year, and (ii) the preliminary unaudited net income attributable to the shareholders of Jiangxi Jinko excluding extraordinary gains and losses is estimated to be in the range from RMB3.32 billion to RMB3.72 billion, increasing by from RMB2.52 billion to RMB2.92 billion and by from 313.45% to 363.26% year over year.

The preliminary unaudited financial results of Jiangxi Jinko for the six months ended June 30, 2023 described in this press release (the “Jiangxi Jinko Preliminary Unaudited Financial Results”) are different from JinkoSolar’s consolidated financial results (the “Consolidated Financials”), mainly because (i) the consolidation scope of the Jiangxi Jinko Preliminary Unaudited Financial Results differs from that of the Consolidated Financials: the Jiangxi Jinko Preliminary Unaudited Financial Results are prepared solely for Jiangxi Jinko, whereas the Consolidated Financials also include financial statements of JinkoSolar and its other subsidiaries, and (ii) the Jiangxi Jinko Preliminary Unaudited Financial Results and the Consolidated Financials are prepared according to different accounting standards and principles: the Jiangxi Jinko Preliminary Unaudited Financial Results are prepared in accordance with PRC GAAP, whereas the Consolidated Financials are prepared in accordance with accounting principles generally accepted in the United States of America. As such, investors of JinkoSolar should exercise caution when reviewing the Jiangxi Jinko Preliminary Unaudited Financial Results described in this press release and are advised not to base their investment decisions solely on such preliminary unaudited financial results.

JinkoSolar currently owns approximately 58.62% equity interest in Jiangxi Jinko.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had 14 productions facilities globally, 24 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and global sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of March 31, 2023.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5180-8777 ext.7806
Email: ir@jinkosolar.com

Mr. Rene Vanguestaine
Christensen
Tel: +86 178 1749 0483
Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp
Christensen, Scottsdale, Arizona
Tel: +1-480-614-3004
Email: linda.bergkamp@christensencomms.com